Exhibit (a)(1)(u)

ELECTRONIC DATA SYSTEMS CORPORATION

2003 INCENTIVE PLAN (“PLAN”)

Additional Information for Australian Participants

Offers under the Plan in Australia are restricted to full or part-time employees or directors of Electronic Data Systems Corporation (“EDS”) or associated bodies corporate.

1.	Fully Paid Stock

Shares issued to employees under the Plan will be fully paid shares of Common Stock of EDS.

2.	Number of Shares Available

The shares available (assuming all offers or options to acquire unissued shares are accepted) to Australian participants under the Plan and the number of shares issued under any other employee share scheme in respect of EDS shares of Common Stock issued to Australian employees and directors in the previous 5 years represents less than 5% of the total number of shares of Common Stock of EDS.

3.	Commencement

Subject to any requirements under the Corporations Act 2001 or any requirements of the Australian Securities and Investments Commission, this Plan will be offered in Australia on 1 August 2003 for Australian participants.

4.	Grant and Exercise

Options offered to Australian participants under the Plan will be granted for nil or nominal ($0.01) consideration. The Options may be exercised in accordance with clause 11 of the Plan.

You will be responsible for any taxes resulting from the acceptance of EDS shares offered under this Plan. You should obtain specific professional advice as to the Australian taxation consequences for your circumstances resulting from any investment you elect to make through the Plan.

5.	Terms and Conditions of the Plan

5.1	Options

The exercise price will be determined in accordance with the Plan. Subject to specific conditions in the Plan the exercise price will be not less than the Fair Market Value (as defined by the Plan) or any other amount determined by the Plan Committee.

The Australian dollar equivalent of the acquisition price will be calculated by reference to the relevant exchange rate published by Citibank on the previous business day.

Set out below is an example of how the Australian dollar equivalent of the acquisition price at the time of exercise will be calculated.

1. Hypothetical exercise price in US$ *	USD 22.285
2. Hypothetical US$ to A$ Exchange Rate*	USD 1 : AUD 1.5288
3. Hypothetical Australian Dollar Equivalent Price	AUD 34.0697

5.2	Stock Appreciation Rights, Stock Awards, Cash Awards and Performance Awards

From time to time Australian participants may be granted awards of Stock Appreciation Rights, Stock Awards, Cash Awards or Performance Awards subject to the discretion of the Committee. Should the Committee decide to grant such awards, further details of the grant will be provided to you at that time.

6.	Information on the Share Price

EDS undertakes to provide current market price information in respect of its shares when requested to do so by the Australian participants.

EDS will advise the Australian participants of the share price (in equivalent Australian dollars) at the end of the next business day following receipt of the request. Information may be obtained by faxing your request to (03) 9921 4277 or writing to:

EDS Australia – Danny Owen

436 St. Kilda Road

Melbourne VIC 3004

AUSTRALIA

Telephone: (03) 9921 4175

Alternatively, the indicative daily price of EDS Common Stock quoted in US$ and relevant Australian Dollar exchange rate are available on the Company’s intranet. These are indicative figures only, due to timing differences and the fact the intranet will not use the rate published by Citibank.

7.	Discrepancies

To the extent that details contained in this document titled “Additional Information for Australian Participants” and any other documentation applicable to Australian participants in the Plan (the “Australian Details”) are inconsistent with details contained in other Plan documentation then the Australian Details will prevail in relation to the Australian participants.

*	For the purposes of this example, all figures have been calculated using the market price and exchange rate applicable as at the date of this offer on 1 August 2003.